Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

Callie Mellana: Thank you, everyone, for joining. If you have questions that come up as Tony is talking about Lottery.com, please type them down in the Q&A section at the bottom of your screen and we will address those at the conclusion. With that, I would like to turn this over to FORCE Family Office's managing partner, Tony Kuhn. Thank you so much.

Tony Kuhn: Thank you so much, Callie. Hi, everyone. I really want to thank you all for making time to join us today. I'm so thrilled for today's presentation because I get to introduce you to Tony DiMatteo who is the CEO and co-founder of Lottery.com. The reason that we got so excited and interested in Lottery.com and we, of course, wanted to introduce them to our community of Family Offices and high-net individuals and investors is because Lottery.com is not only the top app for the online purchase of lottery tickets, they're now starting to turn their focus onto sports gambling, which is, of course, a huge area of potential growth.

In the United States, they're currently already operating in 12 states and are scheduled to add 5 more states in 2021. The other great thing about Lottery.com is, of course, their management has amazing experience working in Walt Disney Company, Expedia, Activision. Of course, one of the big notes about them and why the sports gambling aspect is so exciting is that the CEO of drafting is a personal investor in the company and is also on the advisory board.

The key about Lottery.com is their expansion goal. They're already globally the largest and most experienced lottery ticket seller in the world and they're expanding into Mexico and South America, and actually, just recently, opened some offices in Ukraine and Turkey. Here to tell you the whole story is Tony DiMatteo. Take it away, Tony.

Tony DiMatteo: Thank you, Tony. I appreciate it. Hello, everyone. Everybody who is new to our story, I really appreciate you joining and everybody who's an exciting TDAC holder, I also appreciate you joining the call as well and to get some updates. I hope that we'll have a very good presentation and some good Q&A. I thought rather than showing the deck and going through that presentation is that we just tell the story of Lottery.com. If you'd like to look at the actual presentation, you can go to Lottery.com, Investor Relations page. There's the deck is as well as a full video presentation, which I assume that most of everybody on the call has already looked at and gone through.

Today, I'm just going to tell the story, and then we'll get to Q&A. Again, my name is Tony DiMatteo. I'm the co-founder of Lottery.com as well as the CEO. My co-founder and I started the company about six years ago in February of 2015. We did it with a very simple thesis, is we thought we should build things that should exist or that are inevitable to exist, things that must happen at some point. One of those things was bringing the lottery online. If you think about the lottery back in 2015, which I think is still largely true now, that's it's mostly done in a retail environment. You have to walk in with a piece of physical paper, which is your dollar, and you have to walk out with a physical ticket.

Obviously, that is something that must go online at some point. Roughly speaking, the total addressable market just in North America is about $80 billion and it's $400-plus billion outside of the US. In our mind, this was one of those opportunities that was just too good to not really dive into and give our full effort to. That's what we've done over the last six years. It certainly took us a lot of time to get where we are now, but it's been worth it. I'll say what we do just at the very highest level is that we let people play the lottery from their phone, games like Powerball, Mega Million, Stakegains, things like that.

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The way that we monetize is we charge a service fee for that transaction. Think of us as a DoorDash or an Uber Eats. Whereas we're not the restaurant, we don't cook the meal and in our cases, we are not the operators of that game of, let's say, Powerball, but we do deliver that to you in a purely digital experience. When you are on our app or our properties, it looks and feels like you're buying a lottery ticket from us but what you're actually doing is you are placing an order for us to go manage the interest of a ticket on your behalf.

We procure the actual ticket in our secure facilities, we check the numbers, we redeem the winnings and then you have that balance. You can cash out to whatever your payment method is. This was, I think, very revolutionary six years ago and it took us a lot of time to get the states on board with what it is that we're doing. We realized very early on is that we could not be disruptive. If you, again, think back is that at the time, the Uber model or the Silicon Valley model was to go into a jurisdiction, whether it's a city or a state, get as much market share as you can and then fight those legal battles as they come up.

We realized in lottery, you just can't do that, meaning it is their game, the state's own the game and it's just not possible for us to be a disruptive company. We thought what we would do is just try to help advance the industry. We're not here to disrupt, we're trying to help a legacy industry go online and come to the present time and hopefully into the future. That worked out very well for us. It took us about four or five years to get four or five states online. The real inflection point for us was when COVID hit. If you think about that is when COVID did hit and all the quarantines happened, is the state's revenue for lottery effectively went to nothing because if you cannot go to the store, you cannot buy a ticket.

That was a huge opportunity for us. Suddenly, the states realized that they still need that revenue, they want that revenue and they were looking for a way to go online very quickly. We became that answer for them in a very short amount of time. Since the beginning of 2020, we've opened up another eight states. Again, we are live in 12 states now and we expect to open up at least another six states this year. Actually, internally, I believe potentially it might be a little bit more than that. Our goal by the end of 2023 is really to just be everywhere that we possibly can be in the US.

That's really just the domestic market. If we think beyond domestically is that we can also sell US lottery games outside of the US, which I think can be incredibly powerful. As Lottery.com, which I think is a very important brand, is we can expand our territories significantly and bring real US games all around the world in 100 plus countries. This, I think, is something that's somewhat unique to us. Again, if we speak about the brand a little bit, our cost per acquisition for a user is about $4. If you compare that to our closest competitors, they are paying $20 plus to acquire that same user.

Really the difference is who we are, and what our brand is and how we treat our customers over the lifetime in the span that they interact with us. Just because we are Lottery.com, we have this embedded trust. It takes just much fewer exposures to our brand and our advertising to actually convert that user whereas it can take quite a bit longer for any type of competitor that we're talking about. In our opinion, our brand is our best asset and we want to leverage that as much as we possibly can. Additionally, once we acquire that user is they typically stay with us really just at an insane rate, I think it's over 70%.

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Again, the reason is we have that brand and then we also have really, I think, phenomenal customer service that helps us keep those users. I'll say there's really two types of users that play the lottery. One is somebody who just plays all the time. Maybe they have their lucky numbers based off of birthdays and their family and they just want to stay with us. Having that convenience factor of not having to go to the store anymore, COVID or not is a huge benefit for them and they're willing to pay those types of service or convenience fees to make that happen.

The other type of user is somebody who's an occasional user. An occasional user really plays when that jackpot gets, say, over $100 million or $200 million as they are right now. We know with our data that is if we capture that user even once when the jackpot aside, even if they don't play again for another six months, eight months, nine months, what have you, there's about an 80 or 90% chance that they're going to come back to our platform to play that. That's really our opportunity is that I think we have something very special. Our vision for the company is to become a global marketplace for all types of games of chance and other types of gaming.

As Tony Kuhn mentioned, in the sports betting world, that could be online slots, casinos, Pino, bingo, really anything. To wrap all of those types of very good operators in multiple countries all over the world into a global marketplace very much similar to, I would say, the Amazon of games of chance, that's really our goal and where we're going. That's what I think we're most excited about. As far as past performance, I can say in 2020 is we did about $10.3 million in revenue. In the first quarter of just this year, we did about $6.5 million. We're still preparing our Q2 numbers but I can say that in just Q2, we're a little over $10 million.

On average, we have grown at 87% over the last four quarters, quarter over quarter. We expect that to continue. We have a tremendously large blue ocean ahead of us. We have very few competitors, and in our opinion is we really do have the best possible brand in the space. We continue to expect to leverage all of the assets that we have to continue to grow. One more thing I'll mention is that we've had a few very strategic acquisitions over the last couple of months, one being Aganar and JuegaLotto which are Mexican assets. They're Mexican lottery companies that operate in Mexico now.

One, obviously, operate the Pronostico games in Mexico and bring those and deliver those online, but as well as import US lottery games to those citizens in that jurisdiction, as well as they have to access to a sports betting license. I think you'll see some announcements around that vertical in the next, hopefully, a couple of weeks or months because that is a very much a core focus for us is to really expand our brands of Lottery.com and sports.com really to an international audience. I think that's just the beginning. Our goal, again, is to be a global presence.

Wherever you come to us, if you come to our platform through Lottery.com or sports.com, or some other domains and properties that I think we'll have shortly, we want to show you, whatever games you're legally allowed to play at that moment in time. We need to verify who you are and where you are and then we want to be able to let you and allow you to play whatever game that you want to play in a very responsible way. I would say that's really where we are.

In terms of where we are as a company, obviously, we're going through a de-SPACing process right now with Triton Acquisitions. Their symbol is TDAC, T-D-A-C. It has taken a bit longer than we had expected for a few reasons, mostly on the regulatory side, and including the acquisitions that we've done but we're very excited about that. We expect sometime in Q3, optimistically, that we will go public under the symbol of LTRY, and we will be public on the NASDAQ. Again, I am so excited for where we are as a company, and really where we're going. I think that's tremendous. I would say, for brevity's sake, I can pause there. If we want to dig into questions, I'm happy to do that as well.

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Callie: Great. Some audience questions have come in. One of them is how soon do you think you'll be adding available states?

Tony DiMatteo: Oh, sure. I think more and more states, even the ones that we have not put in the deck will come online in the next I'll say 30 to 60 days. Our goal is to open up states as fast as we possibly can, honestly. I'll say for context if we didn't open up another state, if we were just locked into the 12 states that we are in now and we did an intensive user acquisition campaign just on those states, which we're planning now, we would still hit all of our revenue targets.

It's important strategically for us as a company to own that consumer layer and to be in all the states we possibly can because, again, we have a very low cost per acquisition and we know what we can do in those states. If we did not do that, for whatever reason, we could still absolutely hit our revenue targets just on the states that we're in right now.

Callie: Great. Thank you. What separates you from your online competitors?

Tony DiMatteo: That's a good question. I think I have a few things. One is we are Lottery.com. To tell the story of that quickly is we started as AutoLotto, that was the name of the startup back in San Francisco. Ultimately, we moved the company to Austin. In 2017, we met the owner of Lottery.com when we were raising our Series A. Actually, I flew to Florida to meet with an angel investor, he ended up investing into the Series A. Then he told me that I know the owner of Lottery.com. I flew immediately from there to LA to meet with him. He had bought it for north of $10 million cash in 2006.

At the time, his goal was to actually do what we're doing now and to take the lottery online. He, I think, quickly learned that it's very difficult to do especially if you think back in 2006. Ultimately, as he turned that site into a just results only site that just showed the results of the lottery. When we met him, the site, in this is 2017, the Lottery.com looked like it was designed and ran in 2006. When I sat down with him I just explained our vision, which is just to become synonymous with the lottery. Any touchpoint that you may have with the lottery, whether it's online or offline is that it would be through us.

Long story short is that he ended up investing cash in the Series A and then he contributed the domain of Lottery.com on top of that, and so we quickly rebranded and we have become Lottery.com. That's really the biggest difference. All of that leads to, again, our cost per acquisition, which is that it's very simple for us to acquire users and it's very cheap. It's about $4, which is a fraction of our nearest competitor. It's because people, they trust the name, and they trust the brand. More importantly is once we do get to users, we have tremendous customer service and our customer happiness team that helps keep those users and we have really I think phenomenal retention rates.

Callie: Great. Thank you. You had mentioned going public Q3. At what valuation will you be going public at?

Tony DiMatteo: Sure. The state of valuation is $526 million as the total EV. As far as timing, I want to be clear here is that we filed our S-4 on July 7th. By mandate, the SEC has 30 days to actually reply to that with comments and questions. We're expecting obviously those comments shortly. Then we'll respond to those, and at that point, I think we'll have a bit more clarity of when that happens. In reality, that's somewhat outside of our control as we're not on our calendar, we're on the calendar of the SEC. As we work through those as fast as we can, then we'll have a much better idea of what the IPO date is.

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Callie: Great. Thank you. When do you project the actual rollout of sports.com, and what is your end goal for that?

Tony DiMatteo: That's a really good question. I think the rollout, we expect it to still happen this year. I'll say there are a lot of moving pieces thereof what sports.com may become. Also, all of the various operators that will be underneath that umbrella. I think us as a company is that we have expressed also to understand the industry, sports betting is a very unique industry, and it takes a tremendous amount of domain knowledge. You have to be really competent and a good operator to do very well in that space. I don't think that internally, we have that competence.

Our goal through either partnership or M&A is to find very, very good operators to really run their business the best they possibly can, and just do it under our umbrella, and have the benefits of not just sports.com as a brand, but also the cross-selling of lottery products in our other games of chance. If you look at sports betting, to acquire a user, it could at some times be over $200 to acquire one user. Again, as we do that at $4, certainly, we can convert some percentage of our lottery users to becoming a sports bettor, and vice versa.

It's much easier obviously to convert a sports bettor into a lottery player. There's that cross-selling amongst products that also I think gives us an overall lift and a tailwind on all of our revenues. I would say I think that you'll see that announcement sometime in the very near future. I have to obviously be careful about what I say at this point, but I do think you're going to see that very soon. We expect it to begin operating under the sports.com brand at some point this year.

Callie: Great. Thank you. Sticking with that, do you expect to take on the traditional gambling totes in Europe?

Tony DiMatteo: I think that's a good question. At this point, I don't know that it makes sense for us to be competitive in a market that is so well developed as Europe if I'm understanding your question correctly. It's a very large world and there are so many countries and jurisdictions where the overall opportunity is much greater than to get into a competitive user acquisition scenario with a very large player.

All that really does is just drive up the cost of acquisition for both parties, you end up in a war of attrition that doesn't ultimately end up benefiting either company. There's just a tremendous amount of opportunity in other countries around the world that we can do very well in and not have to pick a fight with a much larger company.

Callie: Great. Thank you. How do you evaluate in which state you open state lottery games and not just make a million in Powerball? Right now, Texas is the only state in which a lottery is available.

Tony DiMatteo: That's honestly a product question so it's not a question. In any state that we are currently live in now, Powerball and Mega Millions are state-sanctioned games. The decision to turn on what we would call state games which are potentially the local games, the dealer games, et cetera, is really just a revenue question and how we pair that with how much dev time it would take to bring those games online. That's how we effectively evaluate that. Typically, I'll say the biggest games, the most well-known games, the games that are played the most are the Powerball and the Mega Millions games.

Obviously, it's much easier for us to open up a new state with just those games because all of that tech is done, it's built and they're the same games, the same rules in almost every state. When we look at should we bring on a state game that is certainly additive revenue, but it's also there's a depth cost that we have to figure out and understand before we go that way.

Also when we open up a new state our goal is user acquisition and retention and making sure that operationally that we're very sound. Bringing on state games is just another level of complexity. We typically take our time to launch those games in those states. I'll say that you'll see, I think, multiple states this year bring on state games.

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Callie: What would happen if the states start developing their own digital platforms?

Tony DiMatteo: Sure. I think that that's only a good thing, and there are a handful of states that have actually done that. The difference is if you look at states, they have a choice whether or not or how to go online. One is they can go internally and develop the whole thing on their own. To do that typically is they have to fight those political battles within the state to just get some type of legislation passed that allows them to bring their lottery games online. That can take multiple years typically and maybe it doesn't happen at all. Even if they actually get that to happen, then they have to go through an RFP process that can take, say 18 months conservatively.

Eventually when the RFP winner has actually been selected, then it takes, who knows? 12 months, 18 months to actually deliver and launch that platform. Whereas the question for the states is, what's the simplest and easiest, and cheapest way to go online? It's actually to allow a company like ours into their state, where our value proposition is simply we are here to sell your product for you for free which just means increased revenue on lottery sales for your state.

It's not at all a bad thing for a state going live themselves. Even if they do that at some point, really our thesis is that we can offer, one, I think better technology, two, just more value to any lottery player in that state. Again, it's not just a lottery product. It can be charitable sweepstakes, sports betting, and whatever other types of games of chance that we add to our product portfolio.

Callie: Great. As an investor, can we expect to hear updated guidance on how you're expecting to achieve the remaining projected $50 million in revenue for Q3 and Q4?

Tony DiMatteo: Yes, you can. I think we put out some guidance yesterday about our growth again. We've averaged about 87% quarter-over-quarter growth for the last four quarters. We do expect that to continue. we will give more guidance around that I think shortly, but I can say our growth is really phenomenal and we expect that to continue. We will have announcements around M&A and other revenue opportunities and partnerships that we have in the near term.

Callie: Great. Thank you. Speaking of partnerships, any chance of partnership with DraftKings? What involvement does Jason Robins have on the board and what does he bring to the table?

Tony DiMatteo: Sure. I'll say it's certainly possible that we do something with DraftKings at some point. I wouldn't expect an imminent announcement around that, to be honest. We don't see ourselves as competitive to them but we can be complimentary for sure. Jason has been a phenomenal advisor for us. He wrote one of our first checks personally back in 2015 and he's helped guide us on the regulatory side as well as just on the gaming side for the last six years. That's an open-ended question. I can't give too much more clarity on that, but that's where we are. Love DraftKings, love Jason.

Callie: Great. Thank you. What will be your use of funds once you receive after becoming public?

Tony DiMatteo: Sure. Great question. I think the overall buckets are opening up new states and countries and jurisdictions as fast as possible. Two is then having a very significant spend on user acquisition in all of those new states and countries as we go along. Then also you'll see it on the M&A side that we will be, and we believe, some very significant revenue-driving companies with very good operators as fast as possible. That's really the use of funds. Those are the buckets if that makes sense.

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Callie: Great. Thank you. Do you need a professional sports franchise sponsor in order to get a foothold in a particular state?

Tony DiMatteo: No. I think we have very good relationships with the pro sports teams. The 49ers, Paraag Marathe, they're one of our investors and we're very familiar with most of the pro sports teams even going years back because there's a great crossover between obviously just not even sports betting, but sports as itself and a typical lottery player. That's not a requirement for us. It's very possible that we do partnership deals or sponsorship deals with pro sports teams as we enter those states, but it's not at all a requirement for us to go live in those states if that was the question.

Callie: Great. Can you talk about the economics of your social media advertising strategy? Is that one of the ways that you will surpass any competitors that might have a stronger user base than you do or a larger base?

Tony DiMatteo: Sure. I think the social media ad spend, it will be certainly part of our strategy to get there. A more economic, in our opinion, a better strategy is actually to have large affiliates with significant distribution that we can do a rev share with that are closely tied verticals to us to acquire that user and then to keep that user over a period of time. We can certainly do, and we will do, ad spends on all of the popular social networks ad-words and et cetera. I don't know that that's necessarily the best way to actually reach our users.

Again, I think even as soon as this week, we'll have an announcement around one of those partners potentially. It's really about having very good partners who have a very large distribution that we can partner with potentially sponsor or do a rev share deal with that can reach their users that become Lottery.com users, and then we can do a rev share for multiple years on top of that.

Callie: Great. Thank you. You can't be disruptive domestically. Can you be disruptive internationally and do you have more flexibility internationally?

Tony DiMatteo: Sure. We certainly have more flexibility internationally. To give you an idea of that is domestically is that we are allowed to charge a service fee per transaction. That starts at a dollar, if you buy a $2 Powerball ticket, then we increment that a few cents for every ticket that you buy in that transaction. Let's say hypothetically you buy five tickets that cost you $10, potentially we charge a dollar or something as a service fee in the US. Whereas internationally is we actually have the flexibility to charge a premium on a per-ticket basis. If you buy a $2 US lottery ticket, potentially we can actually charge $5 for that ticket. If you're buying five tickets, you're paying $25 and we now have a $15 margin there.

Obviously, internationally is a higher margin product than vertical for us as we go forward. In terms of disruption is that we do have the backing of our regulators to distribute these US games internationally, but we still have to be sensitive to the laws and regulations in whatever country that we're going into next.

As we think internationally, one is we can just do street B to C under our brand to expose our existing games to those citizens. Really I think the better way, and the way that I think will really reach scale very quickly internationally is by partnering with existing companies with very good licensing that have the right to import those same tickets and then deliver that to their users. I think that's really the way forward. We're exploring both ways and it's really full steam ahead on both fronts if that makes sense.

Callie: Great. Thank you. Are you currently monetizing data selling to Google, Amazon, et cetera? If so, what percentage of revenue would that represent?

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Tony DiMatteo: Sure. We do. We power Google in multiple countries. If you are looking for a lot of results, we power that data. Amazon Alexa, if you ask Alexa what are the Powerball numbers from the last drawing, or what's the jackpot or what's the next drawing, she'll tell you without a skill installed and that's all powered by us right now. Those are contractual agreements that we do with those large providers.

I do believe that that will continue to grow as we move along. Obviously, there's a ceiling. There's only so many people and so many companies that I think that we can actually sell that data to. It's a small but significant piece of our revenue. I don't know the percentage off the top of my head. It's not our focus. It will be a good business that will continue to grow and help strengthen, I think, our brand and all of the other products that we can actually distribute, but it won't be a hugely significant piece of our revenue going forward.

Callie: Great. Can you go into more detail on how cryptocurrency and blockchain will be used?

Tony DiMatteo: Sure. You know what? I do want to separate a little bit of what blockchain means and what cryptocurrency means for us. Blockchain as a technology, I think is the future of all gaming and I think it's incredibly important. For our purposes is that, and it's in development, we're creating a blockchain-based lottery game that can be run under our own brand that will be sold internationally around the world. You can think of it very similar to one of the Powerball Mega Millions types games which is just really the beginning, but that will probably likely be our first game.

That game will be fully created and controlled on the blockchain, meaning not only we'll be able to sell a digital ticket that ties your identity and your location and the numbers to that ticket but also, we'll be able to actually administrate the draws on the blockchain and have that full transparency so that everybody can see that it is a legitimate game and that this person. They can choose to hide their identity if they have to. That this ticket actually won. This was a legitimate game and there's really no question about it. When I said I want to separate blockchain from crypto is I think there are certainly other crypto-based lottery projects out there. Typically speaking, they are unlicensed and just operate in the gray area.

You have to be a holder of crypto to actually participate so you have to have Ether, Bitcoin, et cetera, to actually play this game where under our umbrella, I think that we can actually create this game and then allow either fiat players who just want to spend dollars or euros to buy a ticket, as well as the crypto crab who actually does want to spend crypto to play in that same game. It's important for us to not have this big division between fiat and crypto. In our opinion, one is it allows really anybody who is enthusiastic about blockchain to participate in the game. It does not exclude, I think, the traditional fiat players and really just drives adoption for cryptocurrency as well as far as we can.

Callie: Great. Thank you very much. That concludes today's webinar. For all the audience members, if you want a direct connection or have additional questions, everyone here has my email address. I can connect you directly to Lottery.com. I want to thank everyone. Tony, if you have any last words for the attendees.

[crosstalk]

Tony Kuhn: Tony. [laughs]

Tony DiMatteo: Oh, sorry. I'm Tony.

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Tony Kuhn: I just want to thank you, Tony, for a really insightful and very interesting presentation. Of course, I want to thank everybody for attending and thank you, Callie, for monitoring everything. Please go ahead Tony and take it from here.

Tony DiMatteo: Sure. I just wanted to say if anybody would like to view the longer presentation, if you go to Lottery.com, go to the investors' relations page, you can do the recorded video presentation of our presentation or download the deck. That might be a good start. If you have any questions, please feel free to reach out to me on Twitter or by email at tonyLottery.com.

Callie: Great. Thank you, everyone, and have a great day.

Tony DiMatteo: Thank you, everybody. Appreciate it.

[00:35:58] [END OF AUDIO]

IMPORTANT NOTICES

Important Information and Where to Find it

This communication relates to a proposed business combination between Trident Acquisitions Corp. (“Trident”) and Lottery.com. In connection with the proposed business combination, Trident filed a registration statement on Form S-4 (the “Registration Statement”) on July 7, 2021, which includes a preliminary proxy statement, with the SEC for the solicitation of proxies from Trident’s shareholders. Additionally, Trident and Lottery.com Holdings will file other relevant materials with the SEC in connection with the business combination. Copies may be obtained free of charge at the SEC’s web site at www.sec.gov. A definitive proxy statement will be mailed to Trident shareholders as of a record date to be established for voting on the proposed business combination. Investors and security holders of Trident are urged to read the Registration Statement and the other relevant materials when they become available before making any voting decision with respect to the proposed business combination because they will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident’s shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident’s executive officers and directors in the solicitation by reading Trident’s Annual Report on Form 10-K, as amended,  for the fiscal year ended December 31, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident’s participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the definitive proxy statement relating to the business combination when it becomes available.

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Important Notice Regarding Forward Looking Statements

This communication contains certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this communication regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this communication, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Trident and Lottery.com disclaim any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this communication. Trident and Lottery.com caution you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Trident cautions you that the forward-looking statements contained in this communication are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the transactions; (iii) the inability to complete the business combination due to the failure to obtain approval of the shareholders of Trident, or other conditions to closing in the merger agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect directly on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this communication materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K, as amended, for the fiscal year ended December 31, 2020, and the Registration Statement discussed above. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

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